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                          November 22, 2023

       David Mehalick
       Chief Executive Officer
       Coeptis Therapeutics Holdings, Inc.
       105 Bradford Road , Suite 420
       Wexford, PA 15090

                                                        Re: Coeptis
Therapeutics Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 15,
2023
                                                            File No. 333-275558

       Dear David Mehalick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Denis Dufresne